Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212-450-4658 tel 212-701-5658 fax byron.rooney@davispolk.com

July 31, 2020

Re:	Pactiv Evergreen Inc. (formerly Evergreen Pactiv Group Inc.)
Confidential Submission of Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted July 31, 2020
CIK No. 0001527508

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Haywood,

On behalf of our client, Pactiv Evergreen Inc. (formerly known as Evergreen Pactiv Group Inc.) (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 23, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 of the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the Staff’s comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revisions addressing a particular comment appear.

Amendment No. 1 to Draft Registration Statement on Form S-1

Executive Retention and Transaction Bonus Agreements, page 146

Confidential Treatment Requested by Pactiv Evergreen Inc.

Pursuant to 17 C.F.R. Section 200.83

Ms. Sherry Haywood

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

2	July 31, 2020

1.	Please revise to disclose the amounts paid or to be paid to your officers under the retention and transaction bonus agreements.

Response: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, the Company has revised the disclosure on page 146 of Amendment No. 2 to disclose the amounts paid or to be paid to our officers under the retention and transaction bonus agreements.

* * *

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com or Michael Kaplan at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:     Via E-mail

John McGrath, Chief Executive Officer

Michael Ragen, Chief Financial Officer

Craig F. Arcella, Esq.

Joseph D. Zavaglia, Esq.